Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Six Months Ended June 30, 2004)

		Ch$ millions		US$ millions (1)
		30-June-04	30-June-03	30-June-04	30-June-03	% Change

Net sales		195,801	178,936	307.7	281.2	9.4%

Cost of goods sold		(92,919)	(91,416)	(146.0)	(143.7)	1.6%
	% of sales	47.5%	51.1%	47.5%	51.1%

Gross profit		102,883	87,520	161.7	137.5	17.6%
	% of sales	52.5%	48.9%	52.5%	48.9%

SG&A		(75,421)	(70,923)	(118.5)	(111.5)	6.3%
	% of sales	38.5%	39.6%	38.5%	39.6%

Operating income		27,462	16,597	43.2	26.1	65.5%
	% of sales	14.0%	9.3%	14.0%	9.3%

Non-operating result
	Financial income	368	947	0.6	1.5	-61.1%
	Equity in NI of rel. companies	(16)	19,806	(0.0)	31.1	NM
	Other non-operating income	421	548	0.7	0.9	-23.3%
	Amortization of goodwill	(1,152)	(1,214)	(1.8)	(1.9)	5.1%
	Interest expense	(3,179)	(2,258)	(5.0)	(3.5)	-40.8%
	Other non-operating expenses	(742)	(1,394)	(1.2)	(2.2)	46.8%
	Price level restatement	322	2,903	0.5	4.6	-88.9%
	Currency exchange result	(1,166)	(575)	(1.8)	(0.9)	-102.8%
	Total	(5,145)	18,764	(8.1)	29.5	NA

Income before taxes		22,317	35,361	35.1	55.6	-36.9%
	Income taxes	(5,880)	(2,762)	(9.2)	(4.3)	112.9%
	Tax rate	26.3%	7.8%	26.3%	7.8%

Minority interest		0	(534)	0.0	(0.8)	NM

Amort. of negative goodwill		22	24	0.0	0.0	-9.5%

Net income		16,460	32,089	25.9	50.4	-48.7%
	% of sales	8.4%	17.9%	8.4%	17.9%

Earnings per share		51.68	100.75	0.08	0.16	-48.7%
Earnings per ADR		258.39	503.74	0.41	0.79

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		19,333	20,593	30.4	32.4	-6.1%
Amortization		926	935	1.5	1.5	-1.0%
EBITDA		47,721	38,126	75.0	59.9	25.2%
	% of sales	24.4%	21.3%	24.4%	21.3%

Capital expenditures		9,804	8,798	15.4	13.8	11.4%

(1) Exchange rate: US$1.00 = Ch$636.30